AMERICAN MORTGAGE ACCEPTANCE COMPANY

                                     BYLAWS

INTRODUCTORY NOTE

          The Second Amended and Restated Declaration of Trust, as most recently amended as of February 1, 2001 (as so amended, the "TRUST AGREEMENT") of American Mortgage Acceptance Company (the "COMPANY") generally sets forth those matters which would otherwise be contained in separate Bylaws. Reference should continue to be made to the Trust Agreement for all such matters other than as specifically set forth in these Bylaws. All capitalized terms not otherwise defined in these Bylaws shall have the meanings ascribed to them in the Trust Agreement.

ELECTRONIC VOTING

          Any Shareholder's proxy or other writing or consent to vote at a meeting of Shareholders may be transmitted by facsimile or other electronic means (including, without limitation, by telephone, email and internet)(collectively, "ELECTRONIC TRANSMISSION") , provided that such Electronic Transmission must either be set forth, be submitted with, or provide for, information from which the Company or its agents can determine with reasonable certainty that the Electronic Transmission was authorized by the Shareholder.

Amendments

          These Bylaws may be amended form time to time by the Trustees in accordance with the provisions of the Trust Agreement.